                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          NET-COIL SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  590850-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           DR. MICHAEL J. NONNENMANN
          2513 24TH STREET, ROCK ISLAND, ILLINOIS 61201 (309)794-9365
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               FEBRUARY 15, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP NO. 590850-10-3             13D                        PAGE 2  OF 5  PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dr. Michael J. Nonnenmann                                    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    Not Applicable                                                       (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    285,855
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    285,855
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     285,855
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP 590850-10-3                    13D                       PAGE 3 OF 5 PAGES

         Pursuant to Rule 13d-1 (a) of Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this
Schedule 13D Statement (the "Schedule 13D").


         ITEM 1        SECURITY AND ISSUER

                (a)    Title and Class of Securities:

                               Common Stock

                (b)    Name of Issuer:

                               Met-Coil Systems Corporation

                (c)    Address of Executive Offices of Issuer:

                               5486 Sixth Street SW
                               Cedar Rapids, IA  52404


         ITEM 2        IDENTITY AND BACKGROUND

                (a)    Name:

                               Dr. Michael J. Nonnenmann

                (b)    Residence Address:

                               10111 35th Street West
                               Rock Island, Illinois  61201

                (c)    Present Occupation and Business Address:

                               Orthodontist

                               2513 24th Street
                               Rock Island, Illinois  61201

                (d)    Criminal Proceedings:

                               The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five year.

                (e)    Civil Proceedings:

                               During the past five years, the Reporting Person has not been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction.


                (f)    Citizenship:

                               United States

CUSIP 590850-10-3                    13D                       PAGE 4 OF 5 PAGES

         ITEM 3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                       (i) The Reporting Person used personal Funds to acquire 199,270 shares of Common Stock

                       (ii) The reporting person used Personal Funds to acquire 23,000 shares of Preferred Stock (exercisable for 69,000 shares of common stock). Exercised for 69,000 shares of common stock.

                       (iii) The reporting person was granted 3,547 shares of common stock through the Company's Non-Employee Directors Stock Plan (Directors Plan)

                       (iv) The reporting person acquired 707 shares of common stock through the companies Non-Employee Directors Stock Purchase Plan.

                       (v) The reporting person acquired 16,878 shares of common stock through the companies Non-Employee Directors Deferred Compensation and Performance Unit Plan.

         ITEM 4        PURPOSE OF TRANSACTION

                           Investment purposes only.

         ITEM 5        INTEREST IN SECURITIES OF ISSUER

                (a)    Number of Percentage of Securities held by Reporting
                       Person:

                           The Reporting Person has acquired directly 3,547
                       shares of Common Stock. This number includes 3547 shares of common stock which reporting person acquired under the Directors Plan. These 3547 shares are entirely non-vested and the reporting person is prohibited from transferring or otherwise disposing of.

                           23,000 shares of Preferred Stock (exercisable for
                       69,000 shares of Common Stock) of the Issuer was acquired directly by the reporting person.

                           These holding are deemed to constitute 7.1 % of the
                       Issuer's outstanding Common Stock in the aggregate (assuming conversion of the 23,000 shares of Preferred Stock).

                (b)    Voting Power and Power to Dispose of Securities:

                       Number of shares as to which the Reporting Person has:

                           (i)     sole power to vote or to direct the vote:
                           (ii)    shared power to vote or to direct the vote: 0
                           (iii) sole power to dispose or to direct the disposition of :
                           (iv) shared power to dispose or to direct the disposition of: 0

         ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

                           Not Applicable

         ITEM 7        MATERIALS TO BE FILED AS EXHIBITS

                           Not Applicable

CUSIP 590850-10-3                    13D                       PAGE 5 OF 5 PAGES




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 2000                        /s/ Michael J. Nonnenmann
------------------------------          ----------------------------------------
 (Date)                                   (Signature)


                                                  Michael J. Nonnenmann
                                        ----------------------------------------
                                                   (Name and Title)